Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VenuePilot Inc.
175 Pearl Street Floors 1-3
Brooklyn, NY 11201
venuepilot.com

Up to $750,000.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: VenuePilot Inc.
Address: 175 Pearl Street Floors 1-3, Brooklyn, NY 11201
State of Incorporation: DE
Date Incorporated: June 23, 2022

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $750,000.00 | 250,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $498.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ - 1st Tier

A pair of concert tickets of your choice (up to $100 total value and based on availability) to a participating VenuePilot venue

$1,000+ - 2nd Tier

A pair of concert tickets of your choice (up to $100 total value and based on availability) to a participating VenuePilot venue

2% Bonus Shares

$2,500+ - 3rd Tier

Two pairs of concert tickets of your choice (up to $100 total value per pair and based on availability) to a participating VenuePilot venue

3% Bonus shares

$5,000+ - 4th Tier

5% bonus shares

$10,000+ - 5th Tier

10% Bonus Shares

On-site VenuePilot onboarding and team training with the CEO/Founder Justin Kantor

$25,000+ - 6th Tier

15% bonus shares

Custom live events website/brand refresh

$50,000+ - 7th Tier

Sell tickets at a $0.25 per ticket fee for life!

17% bonus shares

$100,000+ - 8th Tier

20% bonus shares

Sell tickets at a $0.25 per ticket fee for life!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Venue Pilot will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest

should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VenuePilot Inc. ("VenuePilot" or the "Company") is a corporation organized under the laws of the state of Delaware that offers online software that helps live events presenters manage their operations and sell tickets. The Company's business model consists of fees related to online ticketing sales and fees generated from 3rd party integrations focused on live events producers. Our software can be accessed internationally via online commerce. The Company is a product designed and developed by experienced operators with an inherent understanding of the market needs. It is in a unique selling position with direct access to the decision-makers of our potential client base.

VenuePilot was initially organized as Venue Pilot LLC, a NY LLC on 10/28/2013 and converted to a Delaware corporation on 6/23/2022.

Competitors and Industry

The live independent music events industry and is currently estimated at $10B and is projected to grow at a rate of over 100%.

The Company has several major competitors in the independent live events market. Some of the top competitors in the ticketing industry include: Prism.Fm, See Tickets and Dice.FM. See Tickets has become the industry leader in ticketing post-pandemic and the Company's primary competition in the ticketing industry. Dice.FM is also aggressively going to market. Prism.FM is the top competitor in the independent promoter/venue events management space and are a direct competitor of similar size and development, except they do not have a ticketing component. See Tickets is owned by the publicly-traded company Vivendi. Dice has recently raised $122M at a $400M valuation: https://techcrunch.com/2021/09/26/londons-dice-raises-122m-at-a-400m-valuation-for-its-intelligent-event-discovery-and-booking-platform/

Prism.Fm has raised $13.8M at an undisclosed valuation via Crunchbase: https://www.crunchbase.com/organization/prism-fm/company_financials

Despite the present competitive landscape, the Company stands out in the independent live events industry because it is 1.) the only, to our knowledge, complete live events management/logistics tool that also offers to ticket. 2.) Offers considerably lower ticket fees than our top competitors 3.) Offers a free backend logistics platform that is comparable to Prism.fm's paid solution.

Current Stage and Roadmap

The Company's application is currently on the market and generating sales.

The Company's efforts for the next few years will be focused on expanding market share. We plan on releasing a completely redesigned user interface rolling out in iterations over the next six months that is based on over a year of R&D and user feedback.

The Team

Officers and Directors

Name: Justin Kantor

Justin Kantor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Financial Officer, Director, Secretary
  Dates of Service: October 28, 2013 - Present
  Responsibilities: Review all aspects of the operation and drive growth and sustainability. Justin does not currently take a salary in any of his roles at VenuePilot.

Other business experience in the past three years:

- **Employer:** Le Poisson Rouge
  Title: Managing Member
  Dates of Service: August 01, 2007 - July 01, 2021
  Responsibilities: To over see all operations and mange all finances of the company.

Other business experience in the past three years:

- **Employer:** NIVA - National Independent Venue Association
  Title: Vice President
  Dates of Service: April 01, 2020 - July 01, 2021
  Responsibilities: Assist in management of this industry organization.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $750,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for independent music venues. Our revenues are therefore dependent upon the market for live events at independent music venues.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
VenuePilot Inc. was formed on TBD. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Venue Pilot Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VenuePilot.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VenuePilot Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Venue Pilot Inc. could harm our reputation and materially negatively impact our financial condition and business.

Limited Operating History

The Company is a development-stage enterprise formed in 2013. Although our management has many years of experience in the business sector, the Company as an entity has a limited operating history. Our operations are subject to all risks inherent in an early stage business enterprise operating in a competitive market. Our operating history is insufficient for you to rely in making a judgment as to our future performance. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with an early stage business and the competitive

environment in which we will operate.

Future Operating Results are Unpredictable

In part because of the Company's limited operating history, it is difficult to accurately forecast future revenues and results of operations. There can be no assurances that our business strategy will be successful or that we will successfully address the risks and uncertainties related to our limited operating history. A variety of factors may cause our operating results to fluctuate significantly. Many of these factors are outside of our control. They include: the effectiveness of our sales and marketing campaign; market acceptance of our platform; our ability to develop new features and products; the amount and timing of operating costs and capital expenditures; introduction by competitors of new or enhanced features and products; price competition; and fluctuations in general economic conditions as well as economic conditions specific to our industry. One or more of these factors could materially and adversely affect our operating results in future periods. These factors could have a material adverse impact on our ability to implement our business plan, achieve our financial projections or achieve profitability.

Achievement of Planned Business Goals

Although we believe that our business goals are achievable, there can be no assurance that our business model will be an accurate representation of future events or that the business goals will be achieved. If such goals are not achieved, we may suffer severe financial hardship.

Performance May Differ Significantly from Projections

The Company's summary financial projections have been developed by Management based on assumptions, estimates and judgments regarding future events. They represent our expectations of future Company performance based on such assumptions, estimates and judgments; however, actual future Company performance may be significantly different and will depend on future conditions and events which cannot be reliably forecast. Accordingly, these projections should be considered solely illustrative and should not be relied upon for the purpose of making investment decisions.

No Guarantee of Profitability

The Company was formed in 2013 and has never been profitable. Our operating history may not provide a meaningful basis on which to evaluate our business. There can be no assurance that we will reach or maintain profitability or generate sufficient funds from operations to meet our cash commitments. We anticipate that our operating expenses will increase as we grow. However, any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including its potential failure to: • implement our business model and strategy and adapt and modify them as needed • increase awareness of our brand, protect our reputation and develop customer loyalty • anticipate with any degree of certainty the behavioral and operational changes of performance venues and potential customers that have a significant impact on our

business from time to time as they respond to evolving social, environmental and economic changes • manage expanding operations and product offerings • maintain adequate control of expenses • attract, retain and motivate qualified personnel • maintain and develop new contractual arrangements with performance venues, independent contractors and other important operational relationships • anticipate and adapt to changing conditions in the markets in which we intend to operate as well as the impact of any changes in applicable government regulations, actions taken by our competitors, technological developments and other significant competitive and market dynamics. If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected. If we cannot generate sufficient revenues to operate profitably or we are unable to raise additional capital, we may enter into a business

No Guaranteed Return on Investment
The Securities offered hereby are highly speculative, involve a high degree of risk, and are offered only to persons that are accredited investors pursuant to Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended. There can be no guarantee that you will realize a substantial return on your investment, or any return at all, or that you will not lose your entire investment. For this reason, you should read the offering documents carefully and should consult with your own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

Failure to Raise Maximum
There is no assurance that the Company will receive subscriptions for the full amount we are seeking to raise in this Offering. If we raise less than the full amount we may not have the capital available to carry out all aspects of our business plan and may not be able to raise those funds from other sources or from our operations. If any such budget cuts are implemented there can be no assurance as to whether the Company will be able to achieve the sales and profitability that we are projecting.

Need for Additional Capital
We believe that if we are successful in raising the full amount from this Offering, the net proceeds of this Offering will be sufficient to meet our current working capital needs for at least the next twelve months. However, there can be no assurance that we will be able to raise the full amount or that we will be successful in conducting subsequent financings. Furthermore, there can be no assurance that we will not need additional capital to carry out our business plan and fund our operations or that such additional capital will be available to us on terms as beneficial as the terms of this Offering. Such additional capital may result in dilution to our members. (See “RISK FACTORS – Dilution”). A failure to secure adequate funding necessary to implement our business plan could have a material adverse effect on the Company.

Arbitrary Determination of Offering Price
The offering price for the Securities offered hereby was arbitrarily determined and bears no relationship to the Company’s assets, book value, earnings or other established criteria of value. In determining the offering price such factors as our

limited financial resources, the nature of our assets, estimates of our business potential, estimates of the value of our patents, the amount of equity and management control desired to be retained by our current members and the general condition of the market in which we intend to operate were considered.

Uncertainty of Market Acceptance
The Company's plan includes expanding the use of its platform by music and performacn venues nationwide. There can be no assurance that we will be successful in our efforts to expand the use of our platform through these channels or that any venues will provide sufficient ticket revenue to enable us to achieve our business plan.

Dependence on Acceptance of Platform
The financial success of the Company is dependent on the acceptance of our platform by a broad spectrum of consumers and venues. There can be no assurance that that consumers and venues will accept our Platform.

Dependence on Brand
Our business plan is centered on growing consumer recognition and acceptance of the VenuePilot brand. There can be no assurance that such consumer recognition and acceptance of our brand will develop.

Inability to Protect Proprietary Information
There can be no assurance that the steps we take to safeguard our intellectual property and proprietary rights will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our rights. In addition, although we believe that our products do not infringe on the intellectual property rights of others, there can be no assurance that infringement claims will not be asserted against us in the future, or that if asserted that any infringement claim will be successfully defended. A successful claim against us could materially adversely affect our business, financial condition and results of operations.

Competition
We will compete with a number of other companies in the ticketing space. Many of the competitors enjoy a competitive advantage over the Company by virtue of having greater financial resources, name recognition and/or market penetration. Many of our competitors have long operating histories, a national and/or international presence, and greater financial, management, sales, marketing and other resources than we do, and may be able to adapt to our business model. As a result of competition, we may experience lower than anticipated sales, margins and market share. If we are unable to compete effectively with current or future competitors as a result of these or other factors, our market share and results of operations may be materially and adversely affected.

Failure to Manage Growth
We could experience growth over a short period of time, which could put a significant strain on our managerial, operational and financial resources. We must implement and constantly improve our certification processes and hire, train and manage

qualified personnel to manage such growth. We have limited resources and may be unable to manage our growth. Our business strategy is based on the assumption that our customer base, geographic coverage and product offerings will increase. If this occurs it will place a significant strain on our managerial, operational, and financial resources. If we are unable to manage our growth effectively, our business will be adversely affected. As part of this growth, we may have to implement new operational and financial systems and procedures and controls to expand, train and manage our employees. If we fail to develop and maintain our services and processes as we experience our anticipated growth, demand for our services and our revenues could decrease.

Dependence on Key Individuals
The Company is highly dependent on the services of our CEO, Justin Kantor. The loss of Mr. Kantor's services or other key management personnel or the inability to attract and retain sufficient numbers of qualified management personnel could adversely affect our operations. If any key personnel leave the Company, there can be no assurance that such persons would not attempt to compete against us, or that we could prevent such persons from making unauthorized disclosure or use of our confidential technical and business information, practices and procedures.

Government Regulation
Although we believe that we are in compliance in all material respects with the federal, state and local laws to which we are subject, there can be no assurance that a review of our business by courts or regulatory authorities will not result in determinations that could prohibit or otherwise adversely affect our operations or that the legal or regulatory environment will not change, requiring us to reorganize, substantially increase its expenditures for regulatory compliance, or restrict its operations. Any such legal or regulatory change or any such challenge could have a material adverse effect on our business and results of operations.

Discretion in the Use of Proceeds
The net proceeds of this Offering will be used for general corporate purposes, including but not limited to, investment in technology, marketing and promotions and working capital. Accordingly, our management will have broad discretion in the application of such proceeds.

Indemnification and Exculpation of Managers
The Company's Bylaws provide for indemnification of the directors and officers to the fullest extent permitted by the laws of the State of Delaware. In addition, under the Bylaws, no director or officer will be personally liable to the Company or its members for monetary damages for breach of fiduciary duty other than for liability resulting from (i) any breach of the their duty of loyalty to the Company or its stockholders; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) any transaction from which a director or officer derives an improper personal benefit. As a result of such provisions in the Bylaws, stockholders may be unable to recover damages against the directors and officers of the Company for actions taken by them which constitute negligence, gross negligence

or a violation of their fiduciary duties, which may reduce the likelihood of members instituting derivative litigation against the directors and officers and may discourage or deter stockholders from suing the directors, officers, employees or agents of the Company for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company or its members.

Forward-Looking Information May Prove Inaccurate
This Memorandum contains various forward-looking statements that are based on the Company's beliefs, as well as assumptions made by and information currently available to us. When used in this Memorandum, the words "believe", "anticipate", "expect", "intend" and similar expressions are intended to identify forward-looking statements. The accuracy of forward-looking statements is subject to certain risks, uncertainties and assumptions, including those identified in this Memorandum under "RISK FACTORS". Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you not to place undue reliance on any such forward-looking statements.

Restrictions on Transfer; Lack of Trading Market
Purchasers of the Securities offered in this Offering must be aware of the potential long-term nature of their investment and be able to bear the economic risks of their investment for an indefinite period of time. The Securities are being offered for investment purposes only and not with a view to resale. No trading market currently exists for any securities of the Company, and there can be no assurance that such market will develop after an investment in the Company. The Securities offered hereby have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state. The Securities are being offered and sold pursuant to exemptions from applicable federal and state registration requirements, allowing for transactions which do not involve a "public offering". We have no obligation to register the Securities in the future. Any subsequent sales of the Securities by investors may only be permissible if an exemption from the applicable federal and state registration provisions is available at the time of the proposed sale. We cannot guarantee that such an exemption will be available. We are not presently subject to the periodic reporting requirements of Section 13 or Section15(d) of the Securities Exchange Act of 1934 and may or may not choose to make available to the public, in the foreseeable future, information with respect to our affairs sufficient to permit the use of Rule 144 under the Securities Act as a means of disposing of an investment in the Company. Consequently, you may not be able to liquidate your investment in the event of any emergency.

Private Offering Exemption
The Securities are being offered in reliance upon the non-public offering exemption as provided in Sections 4(2) and 4(6) of the Securities Act, and/or Regulation Crowdfunding promulgated under the Securities Act, and applicable state securities registration exemptions. Although we shall exercise due care in the offering of the Securities related to raising capital for the Company, there can be no guarantee that this offering successfully complies with the requirements of the Securities Act and/or

Regulation Crowdfunding and applicable state securities laws. If the Company should fail to comply with the requirements of the Securities Act and Regulation Crowdfunding and applicable state securities laws, and is not sufficiently profitable to remain attractive to the purchasers of its securities, investors might assert that they have the right to rescind their investment. Because compliance with the securities statutes is highly technical and difficult, an investor seeking rescission could potentially succeed. If a number of investors successfully sought rescission, the Company could face severe financial demands, which could adversely affect the Company and therefore the non-rescinding investors.

Dilution
If the proceeds of this offering and/or the revenues generated by the Company from its operations are insufficient to implement our business plans, as they may be modified from time to time, it may be necessary for us to seek additional capital (See "RISK FACTORS – Need for Additional Capital"). We may also issue securities in connection with strategic transactions. Furthermore, as part of our business strategy, we may issue options or warrants to purchase membership interests to management, employees, consultants and business partners. Such future issuances may result in significant dilution to investors in this Offering. In addition the terms of the securities issued in connection with any of the foregoing may provide for rights and privileges that are superior to those associated with the Securities.

Dividends
We are not required to declare or pay any dividends to our stockholders.

Incomplete Summary
Neither the Company, nor anyone on our behalf, has knowingly made any misleading or untrue statements of a material fact, or omitted to statements of a material fact necessary to make the statements made. Notwithstanding the foregoing, this Offering Document does not purport to be a complete summary of all material information relevant to an investment decision and should not be relied upon by you without adequate due diligence (including requests for additional information if you feel it necessary in order to make an informed investment decision), and complete reading of all documents provided to you and full understanding of the contents.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Justin Kantor	1,300,000	Common Stock	65.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 250,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Each share of common stock entitles the holder to one vote on all matters submitted to the shareholders for a vote.

Material Rights

The total amount outstanding includes 600,000 of shares to be issued pursant to stock options, reserved but unissued.

The total amount outstanding includes 200,000 of shares to be issued pursant to an equity incentive plan.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding

could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Shares were issued as a part of the conversion of the Company from an LLC to a C-Corporation.
  Date: June 23, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $10,616.31, was higher compared to fiscal year 2021 with a revenue of $1,121.44. As a result of the pandemic, all live event activity in the US ceased after Q1. Year 2021 the industry was transitioning back to live events and as a way to increase awareness of the product as well as help the industry get back on it's feet, no fees were being charged.

Gross margins

The gross loss increased by $285,282.95 from 2020. This was caused by an increase in staffing as we prepared for 2022 growth in new clients and their projected ticket sales.

Expenses

The Company's expenses in 2020 were primarily related to development (72% of total expenses). In 2021 we increased our R &D investment and also hired a full-time client success/support position.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because in 2021 all ticketing fees were waived and there have since been more clients using the platform. Past cash was primarily generated through equity investments. Our goal is to attain profitability by the close of 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May, 31, the Company has capital resources available in the amount of $29,640.50 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to attain profitability by reducing our expenses and staffing to fit within our current gross revenues. This is based on a current monthly burn rate of $35,000 for expenses related to R&D ($20,000), Sales ($10,000), Support/executive ($10,000), Marketing/Publicity ($10,000), which we would operate for two months at which point we would pause further development while we continue to grow within our margins.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 21 months. This is based on a monthly burn rate of $35,000 for expenses related to R&D ($20,000), Sales ($10,000), Support/executive ($10,000), Marketing/Publicity ($10,000)

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including the following:

1. VenuPilot is already generating approximately $15,000 per month at an average monthly growth rate of 10%.

2.) Growth has primarily been organic, with no full-time sales representative and limited advertising and promotions.

State of Development

1. A functioning, full-featured ticketing software as well as a full-featured event management platform that can compete with any product currently on the market.

2. Founder, Justin Kantor, personally invested over $950,000 in startup capital.

3. 10+ years of sweat equity and product development.

Competitive Advantage

1. The only complete software solution we are aware of (both ticketing and backend management) for independent venue operators and promoters.

2. A 50-75% lower price point on ticket fees than the competition with an events logistics solution in which the free version has similar features to the competition's paid versions.

3. Direct access to over 3000 decision makers (owners, talent bookers, general managers) due to both Justin Kantor's (Founder) instrumental role in the passing of $16 billion in industry-specific federal grants.

Team Experience

Justin Kantor (https://www.linkedin.com/in/justinkantor/) (CEO)

-Over a decade of experience overseeing New York City's internationally renowned music venue [Le Poisson Rouge](http://lpr.com/).

-Co-founder of both the National Independent Venue Association (https://www.nivassoc.org/) and the New York Independent Venue Association (https://www.nyiva.org/.

Brendan Mulvihill (https://www.linkedin.com/in/brendanmulvihill/) (Head of

Operations)

-Over 5 years as a client success specialist with Ticketfly and Eventbrite.

Tom Windish (https://www.linkedin.com/in/tomwindish/) (Strategic Advisor/Investor)

-Over 30 years of experience as a booking agent for some of the most well-known artists in the industry including Billie Eilish and alt-J.

Comparables:

1. Venue Management software Prism.fm currently raised $13.8m in funding (https://www.crunchbase.com/organization/prism-fm) with no ticketing platform. Prism.fm offers a similar product to help facilitate the booking process between Promoters and Venues.

2. Dice.fm raised $122M at a $400M valuation (https://techcrunch.com/2021/09/26/londons-dice-raises-122m-at-a-400m-valuation-for-its-intelligent-event-discovery-and-booking-platform/) with no backend platform. Dice.fm is a ticketing platorm that has recently focused on the US independent live venue and promoter maket.

3. Ticketfly sold to Pandora for $450m in 2015 (https://www.nytimes.com/2015/10/08/business/media/pandora-buys-ticketfly-a-competitor-to-ticketmaster.html). Ticketfly was a similar platform to VenuePilot in the sense that it's primary focus was the independent live venue market.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is only one class of common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  20.0%
  Marketing/Promotion
- *Research & Development*

30.0%
R&D

- *Operations*
  44.5%
  Sales, Support & Management & Operating Expenses.

If we raise the over allotment amount of $750,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Marketing

- *Working Capital*
  30.0%
  Working Capital

- *Research & Development*
  30.0%
  R&D

- *Operations*
  24.5%
  Salaries, Support & Management, Sales, Operational Expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once

posted, the annual report may be found on the Company's website at venuepilot.com (venuepilot.com/investor).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/venue-pilot

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VenuePilot Inc.

[See attached]

VENUE PILOT, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Venue Pilot, LLC
New York, New York

We have reviewed the accompanying financial statements of Venue Pilot, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 31, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 2,960	$ 6,557
Acccounts Receivable, net	-	-
Total current assets	**2,960**	**6,557**
Intangible Assets	10,800	-
Total assets	**$ 13,760**	**$ 6,557**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 26,818	$ 8,532
Credit Cards	57,904	24,349
Current Portion of Loans and Notes	5,426	-
Total current liabilities	**90,148**	**32,881**
Promissory Notes and Loans	21,706	-
Total liabilities	**111,853**	**32,881**
MEMBERS' EQUITY		
Members' Equity	(98,094)	(26,324)
Total Members' Equity	**(98,094)**	**(26,324)**
Total Liabilities and Members' Equity	**$ 13,760**	**$ 6,557**

See accompanying notes to financial statements.

VENUE PILOT LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 11,692	$ 10,616
Cost of Goods Sold	-	-
Gross profit	11,692	10,616
Operating expenses		
General and Administrative	336,328	138,951
Research and Development	37,514	-
Sales and Marketing	49,800	-
Total operating expenses	423,642	138,951
Operating Income/(Loss)	(411,950)	(128,335)
Interest Expense	3,522	654
Other Loss/(Income)	(131)	-
Income/(Loss) before provision for income taxes	(415,341)	(128,989)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (415,341)**	**$ (128,989)**

See accompanying notes to financial statements.

(in , $US)		**Members' Equity**
Balance—December 31, 2019	**$**	**(30,986)**
Capital Contribution		133,651
Net income/(loss)		(128,989)
Balance—December 31, 2020	**$**	**(26,324)**
Capital Contribution		343,571
Net income/(loss)		(415,341)
Balance—December 31, 2021	**$**	**(98,094)**

See accompanying notes to financial statements.

VENUE PILOT LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(415,341)	$	(128,989)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		1,200		-
Changes in operating assets and liabilities:				
Accounts Receivable				3,215
Accounts Payable		18,286		8,532
Credit Cards		33,554		(18,603)
Net cash provided/(used) by operating activities		**(362,301)**		**(135,845)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(12,000)		-
Net cash provided/(used) in investing activities		**(12,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		343,571		133,651
Borrowing on Promissory Notes and Loans		27,132		-
Net cash provided/(used) by financing activities		**370,703**		**133,651**
Change in cash		(3,598)		(2,194)
Cash—beginning of year		6,557		8,751
Cash—end of year	**$**	**2,960**	**$**	**6,557**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,522	$	654
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Venue Pilot LLC was formed on October 28, 2013, in the state of New York. The financial statements of Venue Pilot LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

VenuePilot is a freemium online live events management platform with ticketing. Streamlined event management and low-cost ticketing work seamlessly together but can be used separately.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist.

If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website domain which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its ticketing services of events through VenuePilot, where the Company collects a certain fee per ticket for any ticket sold online.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $49,800 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis.

This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,	2021	2020
Website domain	$ 12,000	-
Intangible assets, at cost	**12,000**	**-**
Accumulated amortization	(1,200)	-
Intangible assets, Net	**$ 10,800**	**$ -**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,200 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(1,200)
2023		(1,200)
2024		(1,200)
2025		(1,200)
Thereafter		(6,000)
Total	**$**	**(10,800)**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Justin Kantor	65.0%
Tom Windish	10.0%
Steven Severin	10.0%
Others	15.0%
TOTAL	**100.0%**

5. UNITBASED COMPENSATION

During 2021, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 600,000 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of one year. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	360,000	$ 0.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	360,000	$ 0.00	9.47
Exercisable Options at December 31, 2021	-	$ 0.00	9.47

Unit option expenses for the years ended December 31, 2021 were $0.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP Loan- 1st tranche	$ 13,566	1.00%	3/25/2021	3/25/2026	$ 102	$ 102	$ 2,713	$ 10,853	$ 13,566
PPP Loan- 2nd tranche	$ 13,566	1.00%	4/16/2021	4/16/2026	$ 90	$ 90	$ 2,713	$ 10,853	$ 13,566
Total					**$ 192**	**$ 192**	**$ 5,426**	**$ 21,706**	**$ 27,132**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	5,426
2023		5,426
2024		5,426
2025		5,426
Thereafter		5,426
Total	**$**	**27,132**

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 13, 2021, the Company entered into an office agreement with Spaces to rent business premises in Brooklyn, New York. The lease agreement ends on August 31, 2022, and the monthly rent is $859.50. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	6,876
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**6,876**

Rent expenses were in the amount of $6,547 and $0 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 31, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $411,950, an operating cash flow loss of $362,301, and liquid assets in cash of $2,960, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VenuePilot

Our core mission is to empower and grow the independent live music ecosys...


For venue owners. By venue owners
Empowering independent music venues with low-cost ticketing and personalized event management
*The above is a rendering of our current platform. Images are computer generated demo versions.

Website | Brooklyn, NY | BUSINESS TO BUSINESS

$1,037 raised

1 Investor	$6M Valuation
$3.00 Price per Share	$498.00 Min. Investment
Common Shares Offered	Equity Offering Type
$750K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

VenuePilot is built for venue operators by venue operators. We've lived through the pain points, from harmfully high ticket fees to inefficient operations. And now we have the solution. We believe we are a platform that operators need, their teams love, and artists and ticket buyers can thrive off of.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We believe we are one of the only complete live event management platforms. With low-cost ticketing and a collaborative event management solution, we target a receptive market that we feel has exciting potential. Independent venues in the US generate over $10 billion in revenue per year. That's where we're starting. (source, source)
- Justin Kantor, our founder, has deep connections and access to the market. He started and operated the seminal NYC venue Le Poisson Rouge (source) and co-established the National Independent Venue Association (NIVA), which successfully lobbied for $16 billion in federal relief funding for live music venues (source).
- We are launching a completely redesigned version with over 2 years of R&D, including input from a variety of operators around the country.


September 2021
St. Vincent

**This is an image of our new UI that is being launched this year, this version of our product is not yet available on the market.*

OVERVIEW

Empowering the Independent Live Music Ecosystem

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into VenuePilot:

$500+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family Early Birds
Invest within the first 72 hours and receive 20% bonus shares
2 days 19 hours 44 mins 52 secs

$500+
Investment
Tier 1
A pair of concert tickets of your choice (up to $100 total value and based on availability) to a participating VenuePilot venue

$1,000+
Investment
Tier 2
A pair of concert tickets of your choice (up to $100 total value and based on availability) to a participating VenuePilot venue + 2% Bonus Shares

$2,500+
Investment
3rd Tier
Two pairs of concert tickets of your choice (up to $100 total value per pair and based on availability) to a participating VenuePilot venue + 3% Bonus shares

Independent venues have huge impact: they compose a robust market, and they trade in what might be the world's most passionately beloved commodity, live music. **But while their independence makes them artistic powerhouses, we believe it also makes them financially vulnerable.** They need apps dedicated to solving their unique needs and enhancing their revenue.

THE PROBLEM

Underperforming Tech and Overwhelming Contracts

According to our research, many venues resort to using a hodgepodge of apps or restaurant products to run their businesses. **And we feel the dedicated software that is out there doesn't cut it for the live events sector, never mind for independent venues – the ones that need it most.** This can create tremendous inefficiencies. Data mismanagement and miscommunication, e.g. incorrect show times, miscalculated artist deals, uninformed booking risks, and staff confusion, may lead to unsold tickets and concessions, not to mention needless struggles around training and retaining staff. These are costly, energy-sucking issues. They can cause venues to go under, tainting the cultural vibrancy of communities, and detracting from the music ecosystem at large. Whoever you are, they hurt you.


Every Ticket That Goes Unsold Is A Lost Opportunity
It's difficult to train staff on multiple systems that are not intuitive
• Information does not sync between the booking calendar, the ticketing provider, venue website & socials
• The same information is entered multiple times, thus increasing the margin for error
Miscalculated booking risks
• Venues lack the algorithms & customizable infrastructure that enable automated analysis, bespoke projections & strategic decision-making

To make it worse, we feel that ticketing companies aren't looking out for venues. They seduce venues with enticing bonuses. But those bonuses come with strings attached. Our research shows that venues are usually desperate for the bonus, and they end up getting locked into expensive, restrictive, and exclusive contracts. **We believe venues are overpaying for their ticketing. That's the bottom line.**

THE SOLUTION

A New School Tool for Old School Pros

$5,000+
Investment
4th Tier
5% Bonus Shares

$10,000+
Investment
5th Tier
10% Bonus Shares + On-site VenuePilot onboarding and team training with the CEO/Founder Justin Kantor

$25,000+
Investment
6th Tier
15% bonus shares + Custom live events website/brand refresh

$50,000+
Investment
7th Tier
Sell tickets at a $0.50 per ticket fee for life! + 17% bonus shares

$100,000+
Investment
8th Tier
20% bonus shares + Sell tickets at a $0.25 per ticket fee for life!

We know venues can get the job done. VenuePilot simply elevates the organization's current management system by providing the tools they need to save time and money. **We streamline operations, automating repetitive tasks, catalyzing collaboration, and empowering venues to make more informed decisions – all while providing venues with the flexibility and freedom to run their businesses however they want.** No hidden fees or contracts with backdoor negotiations.



VenuePilot Elevates
current management systems
Ticketing in VenuePilot
• Data is entered ONE TIME & distributed to all channels
• EASY TO WORK WITH & non-exclusive so venues can sync with various ticketing partners
Booking in VenuePilot
• Fully integrated booking calendar that matches artists with available performance times at appropriate venues

**This is an image of our new UI that is being launched this year, this version of our product is not yet available on the market.*

Our features let venues...

- Place and remove holds in a calendar-based platform designed specifically for music venues
- Automate recurring tasks, such as contract generation, website updates, ticket purchase links, etc.
- Sync with apps to create custom automation
- Project future sales intelligently with machine learning
- Decide strategically with immediate access to robust reporting on artist performance history, concessions sales, etc.
- Collaborate efficiently with internal team members and external agents via centralized comments
- Effortlessly create offer sheets, budgets, etc. with auto-fill and templates
- Integrate ticketing at a flat rate of **$0.75 per ticket**



Flexible cash advance
Apply for flexible terms on a cash advance that can also serve as a line of credit
Low-cost ticketing
We want you to thrive. VenuePilot takes a mere $0.75/ticket flat.
No exclusivity
We like flexibility, not exclusivity. You can use our low-cost ticketing or partner with other ticketing providers.
Do service charges your way
Customize convenience fees on a per ticket basis & sales tax, processing fees, & donations on a per event basis

Overall, our platform gives venues...

- Direct access to and communication between artists, agents, venues, promoters, and music fans via our network
- The love (and low-fee ticket deals) they deserve to help them operate with skeleton crews
- The resources to establish new venues in underserved, culturally rich communities across the nation

Here's a closer look at our business model:


Additional Fees Via Third Parties
Ticketing Companies, Integrations, Ticketing Insurance, Lenders, NFTs, Sponsorships
Per Ticket Fees
$0.75 per ticket
PROJECTED VENUEPILOT REVENUE BREAKDOWN
Booking Calendar Licensing
Freemium, $200/month Pro Version

THE MARKET

Live Music is the 5th Fastest Growing Industry in the US (source)

And it makes sense. There are 5,000 venues and promoters in the US generating over $10 billion in gross revenue. Approximately $5 billion of that is in ticket sales (250 million tickets per year at an average ticket face value of $20). We feel that we are entering a booming industry at exactly the right time because, according to our research, **existing venue management platforms don't offer ticketing services.** Plus, these operations solutions tend to be **costly and, in our view, poorly executed.** (source, source)

OUR TRACTION

We're Getting Noticed

We have venues and promoters across the country using VenuePilot. You can see a complete listing of events sold through VenuePilot here.

Sources: VenuePilot, Wild Buffalo, Cactus Club, Mean Red, Market Hotel, The Royal Grove, Catch One, North Beach Bandshell, The Virgil

We've also recently hit some other milestones we want to brag about:

- **Tom Windish (Billie Eilish's booking agent)** became an investor
- We formed a partnership with D-Tour, a group of independent promoters collaborating to book tours across the country (source)

WHY INVEST

A Great Opportunity at a Great Time

The pandemic has reshaped the live music industry. The mass cancellation of live events set off the implosion of EventBrite's live music events division (source). This has led to an open marketplace and many opportunities for new business. Not to mention, the National Independent Venue Association has now established a network of 3,000 independent venues and promoters (source). And as a NIVA co-founder, our founder has established trust within and direct access to the association's vigorous network. With this, we believe we have the potential to become one of the primary tools that global venues and promoters use to run their businesses. **In the next 3-5 years, we hope to be a primary ticketing partner and venue management system for the majority of music venues in the US.**



We think we have the potential to become
the backbone of the independent live events ecosystem

**This is an image of our new UI that is being launched this year, this version of our product is not yet available on the market.*

In the meantime, we intend to apply our raise as noted in the following breakdown...

- 30% Development
- 30% Sales & Publicity
- 20% Support and Education Tools
- 20% Operational Expenses

We believe we have the potential to become the backbone of the independent live events ecosystem. **Invest today.**



Justin Kantor
CEO I FOUNDER
Established himself as a thought leader with deep rooted contacts in the music industry
10+ years of experience overseeing internationally-renowned music venue Le Poisson Rouge
Co-founder & VP of the National Independent Venue Association & Co-founder & Co-chair of the NY Independent Venue Association
Brendan Mulvahil
HEAD OF OPERATIONS
10 years of experience overseeing the success of live music venues, promoters & festivals with their ticketing at Ticketfly/Eventbrite

Meet Our Team



Justin Kantor

CEO

Justin is Founder and CEO of VenuePilot, a no-cost application designed to economize workflow for music venues, disrupt the ticketing industry and help operators make informed decisions.

Justin is founding board member of the National Independent Venue Association (NIVA) and also co-chair and founding board member of the New York Independent Venue Association (NYIVA). Both are associations of independent venues that have unified in order to #saveourstages!

Justin Kantor is Co-Founder of Le Poisson Rouge (LPR), an independent music venue located in Greenwich Village, New York City. LPR is revered for its expansive and diverse programming and has been host to world class artists such as Yo-Yo Ma, Beck, Philip Glass, Iggy Pop, and Lorde.

As a concert artist, Justin has performed, as cellist, with orchestras such as the Wordless Music Orchestra and Ensemble LPR; and artists such as Karen O and Miike Snow. He can also be heard on recordings by Miley Cyrus, Cold Cave and Zola Jesus.

Justin is on the faculty at The New School's Mannes Conservatory, teaching classes focused on entrepreneurship and career building for musicians. He is a resident of Boerum Hill, Brooklyn.



Brendan Mulvihill

Head of Operations

Prior to joining VenuePilot Brendan has 10 years of experience overseeing the success of live music venues, promoters and festivals with their ticketing at Ticketfly/EventBrite.



Carolyn Quirk

Creative Director

Offering Summary

Company	VenuePilot Inc.
Corporate Address	175 Pearl Street Floors 1-3, Brooklyn, NY 11201
Offering Minimum	$9,999.00
Offering Maximum	$750,000.00
Minimum Investment Amount (per investor)	$498.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,333
Maximum Number of Shares Offered	250,000
Price per Share	$3.00
Pre-Money Valuation	$6,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ - 1st Tier

A pair of concert tickets of your choice (up to $100 total value and based on availability) to a participating VenuePilot venue

$1,000+ - 2nd Tier

A pair of concert tickets of your choice (up to $100 total value and based on availability) to a participating VenuePilot venue

2% Bonus Shares

$2,500+ - 3rd Tier

Two pairs of concert tickets of your choice (up to $100 total value per pair and based on availability) to a participating VenuePilot venue

3% Bonus shares

$5,000+ - 4th Tier

5% bonus shares

$10,000+ - 5th Tier

10% Bonus Shares

On-site VenuePilot onboarding and team training with the CEO/Founder Justin Kantor

$25,000+ - 6th Tier

15% bonus shares

Custom live events website/brand refresh

$50,000+ - 7th Tier

Sell tickets at a $0.25 per ticket fee for life!

17% bonus shares

$100,000+ - 8th Tier

20% bonus shares

Sell tickets at a $0.25 per ticket fee for life!

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Venue Pilot will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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